                                                                   EXHIBIT 99(b)

STATE OF MINNESOTA                                                DISTRICT COURT

COUNTY OF RAMSEY                                        SECOND JUDICIAL DISTRICT

- ------------------------------                            CASE TYPE: OTHER CIVIL

                                                      Court File No.____________

Ralph and Sharon Klein, husband and wife;
Amy Klein; Sandra Klein; William W.
Nicholson; Robert H. Grodahl; Irwin L.
Jacobs, individually and as a trustee
of the Irrevocable Trusts for the
Benefit of Melinda Jacobs-Grodnick,
Randi Jacobs, and Trisha Jacobs;
Melinda Jacobs-Grodnick; Randi Jacobs;
Trisha Jacobs; Rose Jacobs; Roy F.
Smalley III; Judi McFarlane; Theodore
Deikel; Roger Cloutier; Calvin Turner;
Grant Oppegaard; Edward Willhite; Calvin and Bobbie Schmidt, husband and wife; Charles
S. Shuken; James Chafoulias; and Mark J.
Freidson,


               Plaintiffs,                                             COMPLAINT
                                                                       ---------
      vs.                                                    JURY TRIAL DEMANDED
                                                             -------------------

KnowledgeWare, Inc., a Georgia
corporation; Francis A. Tarkenton;
Donald P. Addington; Richard M.
Haddrill; Rick W. Gossett;
J. William Scruggs; Sam A. Brooks;
and P.E. Sadler,

               Defendants.

- ------------------------------

     Plaintiffs, as and for their complaint against Defendants, state and allege as follows:

                            JURISDICTION AND VENUE
                            ----------------------

     1. This Court has subject matter jurisdiction over this action pursuant to
(S) 22(a) of the Securities Act of 1933, as amended ("Securities Act") and 15 U.S.C. (S) 77v. This Court has personal jurisdiction pursuant to Minnesota Statute (S) 543.19 because Defendants transact business in this state and in the acts set forth herein caused injury in this state. The venue of this action is proper in this Court because the securities which are the subject of this action were offered and sold, and the acts and transactions complained of occurred, in this state. In connection with each of the acts alleged herein, Defendants directly or indirectly made use of means or instruments of transportation or communication in interstate commerce and of the mails. This action is commenced within the time prescribed by applicable statutes of limitations.

     2. Defendants have engaged in acts and practices, directly or indirectly, that constitute violations of:

          a.   (S) 12(2) of the Securities Act, 15 U.S.C. (S) 771;
                                                                -
          b. Minn Stat. Chapters 80A and 325F and/or (S)(S) 10-5-12 and 10-5-14 of the Official Code of Georgia ("Georgia Securities Act"); and

          c. Well-established principles of the statutory and common law, including negligence, fraud, breach of fiduciary duty, and controlling person violations of state statutes.

                                  THE PARTIES
                                  -----------

     3. All Plaintiffs are citizens and residents of Minnesota. Irwin L. Jacobs ("Jacobs") is a Minneapolis businessman and investor. Rose Jacobs is his 81 year old widowed mother. Melinda Jacobs-Grodnick, Randi Jacobs, and Trisha Jacobs are his daughters. The other plaintiffs are long-time friends and business associates of Jacobs.

     4. KnowledgeWare, Inc. ("KWI") is a corporation organized and existing under the laws of the State of Georgia. Its principal place of business is located at 3340 Peachtree Road, N.E., Atlanta, Georgia 30326. KWI is in the business of developing, manufacturing, licensing, and selling various lines of computer

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software, and providing consulting and educational services with respect to computer systems and products. KWI transacts its business in Minnesota. KWI was formed in 1979 and merged with Tarkenton Software, Inc. in 1986. KWI was reincorporated in Georgia in 1988. At all material times, KWI's common stock was publicly traded over the counter on the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ"). KWI's fiscal year ran from July 1 of each year to June 30 of the following year.

     5. On November 30, 1994, pursuant to an amended merger agreement dated as of August 31, 1994, KWI became a wholly owned subsidiary of Sterling Software, Inc., a Delaware corporation with its headquarters and principal place of business located in Dallas, Texas.

     6. At all material times, Defendant Francis A. Tarkenton ("Tarkenton") was Chairman of the Board, Chief Executive Officer, and a shareholder of KWI. Tarkenton is a former quarterback of the Minnesota Vikings professional football team, a member of the National Football League Hall of Fame, and a former television personality and entertainer.

     7. At all material times, Defendant Donald P. Addington ("Addington") was President and Chief Operating Officer, a director, and a shareholder of KWI.

     8. At all material times, Defendant Richard M. Haddrill ("Haddrill") was Executive Vice President, a director, and a shareholder of KWI.

     9. At all material times, Defendant Rick W. Gossett ("Gossett") was Chief Financial Officer, Treasurer, and a shareholder of KWI.

     10. At all material times, Defendant Sam A. Brooks ("Brooks") was President of MedCare Investment Corp. and a director of KWI. He was a member of various committees of the KWI Board of Directors, including the Audit Committee.

     11. At all material times, Defendant P.E. Sadler ("Sadler") was Chairman of ActaMed Corp. and a director of KWI. He was a member of various committees of the KWI Board of Directors, including the Audit Committee.

     12. At all material times, Defendant J. William Scruggs ("Scruggs") was a consultant to International Business Machines Corporation ("IBM") and a director of KWI. He was a member of various committees of the KWI Board of Directors, including the Audit Committee.

                              FACTUAL BACKGROUND
                              ------------------

     13. For many years, Jacobs has been a close personal friend of Tarkenton. From time to time, they have engaged in business and investment transactions with one another. Prior to the events giving rise to this action, Tarkenton had convinced Jacobs and certain of his business associates to invest in KWI, and they did so. Jacobs held Tarkenton in very high regard, and had complete trust and confidence in him.

     14. In a press release dated and issued from its headquarters on October 18, 1993, KWI announced record first quarter revenues of

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$34.1 million and healthy net income of $.12 per share. The release further stated:

     "These revenues are the highest for a KnowledgeWare first quarter, and they reflect the momentum we established in our record-breaking fourth quarter last year," said KnowledgeWare Chairman Francis Tarkenton. "This is our second successive quarter of record revenues, which begins to validate the restructuring and expansion KnowledgeWare initiated last year."

There was no negative or cautionary information reported in the release regarding KnowledgeWare's financial condition, performance, prospects, or sales practices.

     15. On October 20, 1993, Donaldson, Lufkin and Jenrette ("DLJ"), a respected Wall Street investment banking and brokerage firm, issued a "buy" recommendation for KWI stock, emphasizing the company's recent strong performance and its "new product, service and distribution efforts that should enable it to participate in the client-server boom." The recommendation estimated revenues for fiscal year 1994 at $147.1 million with earnings per share of $.60, and revenues of $173 million for fiscal year 1995 with earnings per share of $.80.

     16. On November 1, 1993, KWI issued its SEC Form 10-Q for the quarter ended September 30, 1993. The 10-Q was signed by Defendants Addington and Gossett. Among other things, that filing stated:

     The Company believes it has now eliminated the cost redundancies and structured its operations in accordance with its plans for maintaining multiple product lines, multiple distribution channels and a significant services business.



                                     * * *

     KnowledgeWare believes that existing cash balances and cash generated from operations will be sufficient to meet currently anticipated cash and capital requirements through at least September 30, 1994.

     17. In November 1993, Tarkenton, on his own behalf and on behalf of the other Defendants, telephoned Jacobs in Minnesota to discuss an additional investment in KWI. Tarkenton specifically affirmed to Jacobs the earnings estimates and prospects for KWI contained in the DLJ "buy" recommendation, stating that if anything, the report and estimates were "very conservative." Tarkenton pointed out that he had been "burned before" by making overly optimistic statements and forecasts and had "learned (his) lesson." Tarkenton further emphasized that KWI had "cleaned house" in 1993 and "cut the fat out of our operations," so that KWI was "lean and competitive, and well positioned for the future." Tarkenton also told Jacobs that KWI only needed $10,000,000 to meet its cash needs for fiscal 1994 and beyond, and that a larger additional investment than that amount would be "more than sufficient."

     18. As a result of these discussions, on November 19, 1993, Jacobs, Ralph Klein, Nicholson and Deikel agreed to purchase 433,300 shares of KWI common stock pursuant to a written contract at an aggregate price of $6,391,175, or $14.75 per share. Three other investors (the "Contract Investors") also agreed to participate in the agreement by purchasing 233,400 shares at $14.75 per share.

     19. Plaintiffs Jacobs, Ralph Klein, Deikel and Nicholson (along with the other Contract Investors) and Defendants thereafter undertook negotiations for a final written stock purchase agreement. These negotiations included telephone and fax communications from Defendants in Georgia to Minnesota.

     20. Upon completion of the negotiations, Jacobs, Ralph Klein, Deikel and Nicholson (as well as the other Contract Investors) and Defendants entered into a formal Stock Purchase Agreement dated January 26, 1994, a copy of which is attached hereto and incorporated herein as Exhibit A. Jacobs, Ralph Klein and Deikel (and the other Contract Investors) signed the Stock Purchase Agreement in Minnesota and Nicholson signed in Texas. Copies of the signed Stock Purchase Agreement were faxed from Minnesota to Georgia (except Nicholson's). Gossett signed the Stock Purchase Agreement on behalf of KWI in Georgia and faxed it to Minnesota. Jacobs, Ralph Klein and Deikel (and the other Contract Investors) advanced their funds pursuant to the Stock Purchase Agreement from Minnesota. Nicholson advanced his funds from Texas. At Defendant's request, all funds were wire transferred to KWI's bank account in Atlanta, Georgia on January 25, 1994.

     21. Meanwhile, on January 20, 1994, Defendants announced KWI's results for the second fiscal quarter of 1994, ended December 31, 1993. Specifically, KWI announced revenues of $38,178,000 and net income of $2,082,000 for the quarter.

     22. In the Stock Purchase Agreement, KWI represented and warranted that "(s)ince September 30, 1993, there has been no Material Adverse Event except as disclosed in any SEC filings." (Paragraph 3.7). "Material Adverse Event" was defined to mean:

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     an occurrence having a consequence that (a) is materially adverse as to the condition (financial or otherwise), results of operations, or prospects of KWI and the Subsidiaries on a consolidated basis or (b) is reasonably foreseeable, has a reasonable likelihood of occurring, and, if it were to occur as reasonably foreseen, would be materially adverse as to the condition (financial or otherwise), results of operations, or prospects of KWI and the Subsidiaries on a consolidated basis. (Paragraph 2.1)

     23. The Stock Purchase Agreement constituted a "prospectus" within the meaning of (S) 2(10) of the Securities Act because it was a written confirmation of the sale of securities.

     24. In the Stock Purchase Agreement, KWI also represented and warranted that its SEC filings, including the September 30, 1993 Form 10-Q:

     do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. (Paragraph 3.5)

     25. In the Stock Purchase Agreement, KWI further represented and warranted that its financial statements including, among others, the September 30, 1994 Form 10-Q:

     were prepared in accordance with generally accepted accounting principles
     (GAAP) consistently applied and fairly present the results of operations and financial position at the dates and for the periods indicated. (Paragraph 3.6)

     26. In paragraph 6.1 of the Stock Purchase Agreement, KWI certified and confirmed that the representations and warranties contained in the Agreement (including those set forth in paragraphs 3.5 through 3.7 of the Agreement), were true and correct as of the closing date with the same effect as though those representations and warranties had been made on and as of the closing date of January 26, 1994.

     27.  Paragraph 9.6 of the Stock Purchase Agreement further provided that:

     representations and warranties of the parties contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the issuance, delivery and payment of the Shares hereunder.

     28. Under the Stock Purchase Agreement, KWI further agreed to register the shares sold under the Agreement pursuant to the Securities Act and state law, following the closing of the transaction in January, 1994. (Paragraph 8) KWI accomplished such registration by means of a further Prospectus prepared by Defendants and KWI outside counsel dated March 11, 1994, a copy of which is attached hereto and incorporated herein as Exhibit B.

     29. The aforesaid sale of securities by KWI pursuant to the Stock Purchase Agreement was also accomplished by means of the oral communications previously described between Jacobs and Tarkenton (acting individually, on behalf of KWI, and on behalf of the other Defendants).

     30. On February 10, 1994, KWI issued its SEC Form 10-Q for the quarter ended December 31, 1993, a copy of which is attached hereto and incorporated herein as Exhibit C. The filing was signed by Defendant Gossett. Among other things, this filing stated:

     The Company believes it has now eliminated the cost redundancies and structured its operations in accordance with its plans for maintaining multiple product lines, multiple distribution channels and a significant services business.

                                     * * *

     Negative cash flow from operations for the 12 month period ended December 31, 1993 was $11,130,000. Approximately $9,000,000 of negative cash flow can be attributed directly to the March 1993 restructuring charge. Negative cash flow from operations also results from having no European revenues for much of the quarter ended March 31, 1993 while the acquisition (of European product distribution rights) was being completed. These factors are not an indicator of negative cash flow going forward. The Company expects to generate positive cash flow from operations for the fiscal year ending June 30, 1994.

                                     * * *

      On January 27, 1994, the Company sold 1,000,000 shares of Common Stock to several investors in a private transaction and received $14,750,000 in proceeds from the sale. The Company expects to use the proceeds from this sale for general corporate purposes, including working capital and payment of purchase price obligations related to its recent acquisitions.

                                     * * *

      KnowledgeWare believes that existing cash balances, proceeds from the sale of Common Stock in January 1994, and cash generated from operations will be sufficient to meet currently anticipated cash and capital requirements through at least December 31, 1994. ...

      31. Also on February 10, 1994, KWI issued an Amended SEC Form 10-K for the fiscal year ended June 30, 1993. The above statements were reiterated in the following form:

      Negative cash flow from operations for the 12 month period ended June 30, 1993 was $12,171,000, of which approximately $7,000,000 can be attributed directly to the March 1993 restructuring charge. The balance of the negative cash flow from operations results primarily from having no European revenues for much of the quarter ended March 1993 while the acquisition was being completed. These factors are not an indicator of negative cash flow going forward. The Company expects to generate positive cash flow from operations for the fiscal year ending June 30, 1994.

                                     * * *

      KnowledgeWare believes that existing cash balances, cash generated from operations and the available loan agreement with IBM will be sufficient to meet currently anticipated cash and capital requirements through at least
      June 30, 1994. ...

     32. KWI also issued an Amended Form 10-Q for the quarterly period ended September 30, 1993 that was received by the SEC on February 14, 1994. The Amended Form 10-Q repeated the material quoted above from the previously filed Forms 10-Q.

     33. Meanwhile, on January 30, 1994, Montgomery Securities, another brokerage firm, strongly reiterated its previous purchase recommendation for KWI common stock, forecasting "dramatic growth" and earnings per share for fiscal 1994 of $.67, and for fiscal 1995 of $1.12. On that date, KWI common stock closed at $16.25 per share. Jacobs was furnished and reviewed the report and contacted his friend Tarkenton. Jacobs asked Tarkenton about the increase in earnings per share from the previous DLJ recommendation, and Tarkenton stated that the numbers were still conservative, that he agreed with them, and that KWI would certainly achieve them.

     34. By reports dated February 17 and 22, 1994, Kidder, Peabody & Company, Inc., another Wall Street investment bank and brokerage firm, issued its "buy" recommendation on KWI, forecasting healthy 1994 earnings per share of $.65 and 1995 earnings per share of $.80.

     35. The March 11, 1994 Prospectus (Exhibit B, at pp. 2-3) specifically incorporated the SEC Forms 10-Q for the quarters ended September 30 and December 31, 1993, the Amended Form 10-K for the year ended June 30, 1993, and the Amended Form 10-Q for the quarter ended September 30, 1993.

     36. In the March 11, 1994 Prospectus (Exhibit B) that was filed with the SEC, Defendants stated:

     KnowledgeWare typically realizes a larger percentage of its software product license revenues in the second and fourth quarters of each fiscal year.

                                     * * *

     During the 18-month period ending December 31, 1993, the Company incurred negative cash flow from operations totalling $19,929,000, of which $9,000,000 can be attributed directly to a restructuring charge in March, 1993. Negative cash flow from operations also results from having no European revenues for much of the March, 1993 quarter while the acquisition of certain of the Company's European distributors was being completed. These factors are not an indicator of negative cash flow going forward.

     In January, 1994, the Company sold 1,000,000 shares of its Common Stock to several of its private investors for $14,750,000. The proceeds were intended to replenish working capital that was used to fund acquisitions and was used in funding corporate restructuring. KnowledgeWare believes that existing cash balances and cash generated from operation will be sufficient to meet current anticipated cash and capital requirements through at least December 31, 1994. The Company's belief is based on (1) internal forecasts that reflect profitable operations, and (2) cash, collection and payment trends from recent historical periods. The Company further forecasts operations that will generate positive cash flow from operations through December 31, 1995.

     37. By press release dated April 21, 1994, KWI released results for the third quarter of its 1994 fiscal year, reporting substantially higher revenues and earnings than the previous year. The release also included a number of positive statements about the company's products and prospects, including Tarkenton's statement that "(t)his is KnowledgeWare's fourth consecutive quarter of record-setting revenues, and we are very satisfied to have achieved our objectives. ..." The release contained no negative or cautionary information, and KWI's common stock closed at $12.75 per share on that date.

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     38.  From time to time from and after November 1993, as a direct and proximate result of and in reliance on the aforesaid continuing flow of positive information from and representations made by or on behalf of Defendants, Plaintiffs made numerous purchases of KWI common stock, all as set forth on the Schedule attached hereto and incorporated herein as Exhibit D.

     39. Defendants continued to flood the market with positive news. On June 3, 1994, Tarkenton was quoted in The Wall Street Journal that "we like our
                                 -----------------------
position and think we're in great shape to go forward." In the same article, Addington stated that "cash flow was being managed carefully at this point." On June 9, 1994, Defendants announced that KWI had acquired assets of Clear Access Corporation and its subsidiary Fairfield Software, Inc. in exchange for 205,906 shares of KWI common stock plus undisclosed future considerations. On June 21, 1994, Defendants announced that KWI had signed a nonexclusive agreement to sell Netwise, Inc.'s TransAccess products and provide related training and support for their use. On June 23, 1994, Defendants announced a new financing agreement with its lender, IBM Credit Corporation.

     40. When the stock markets closed on the late afternoon of July 3, 1994, KWI suddenly issued a stunning press release that was a complete reversal of the tide of glowing representations that had proclaimed its financial health for so many months. It stated that it expected to report a loss for the fourth quarter of fiscal 1994 (which Plaintiffs had been led to believe would be KWI's strongest quarter) and had not determined whether it would lose money for the full year. It also stated that it planned to restructure its operations again and to make additional cuts in costs, which would likely result in a further charge against earnings in the first quarter of fiscal 1995. KWI said that the failure of some customer transactions to close by July 2 was the principal explanation for the unanticipated loss. The price of KWI common stock dropped to $2.50 per share on release of this news.

     41. Following this development, most Plaintiffs sold their KWI common stock at substantial losses, all as set forth on the Schedule attached as Exhibit D. Certain Plaintiffs still hold small amounts of stock also as set forth on Exhibit D.

     42. On July 19, 1994, KWI announced the specifics of its restructuring and cost cutting plans, stating that it was reducing its worldwide work force by 25%.

     43. On August 30, 1994, KWI amplified the July 3 bad news by announcing that it would report a substantial net loss for the fiscal year ended June 30, 1994, and that it expected to restate its financial results for "several quarters" in that fiscal year due to collectability issues associated with its North American reseller program, and the resulting modification of its accounting policy relating to revenue purportedly generated from transactions with resellers.

     44. On September 1, 1994, KWI announced that it had restated the results of the first, second and third quarters of fiscal 1994, and that it had modified its accounting policy for the recognition of reseller license revenue "to more accurately reflect its collection experiences from its reseller program that was developed during fiscal 1994." If further stated that it would now

"recognize license revenue from its resellers when payment is actually received by KnowledgeWare, unless the products are shipped directly to end-users and specific credit information allows a reasonable basis for estimating collectability at that time." As a result, total revenue for the first nine months of fiscal 1994 was restated to $102,077,000 from the originally reported $111,250,000. Results for the first three quarters were restated to a loss of $3,618,000 ($.25 per share) from net income previously reported of $4,455,000 ($.32 per share), a negative swing of $8,073,000 ($.57 per share). The first quarter ended September 30, 1993 restated revenue to $33,224,000 from the originally reported $34,144,000, and net income to $1,382,000 ($.10 per share) from the originally reported $1,566,000 ($.12 per share). Revenues for the second quarter ended December 31, 1993 were restated to $35,553,000 from $38,178,000. Net income was restated to $278,000 ($.02 per share) from $2,082,000 ($.15 per share). For the third quarter ended March 31, 1994, revenues were restated to $33,300,000 from $38,928,000. Net income was restated to a loss of $5,278,000 ($.36 per share) from net income of $807,000 ($.06 per share). KWI also suffered a loss of $15,412,000 ($1.05 per share) for the fourth quarter. For the full year, KWI reported a loss of $19,030,000 ($1.34 per share).

     45. In connection with the aforesaid restated results, KWI acknowledged in its October 27, 1994, amended Form 10-QA SEC filings for each of the first three quarters of fiscal 1994, that it "restated its financial results to correct revenues previously reported on a basis that was not in conformity with generally accepted accounting principles" (GAAP). Defendant Gossett signed each of these amended filings.

     46. On September 2, 1994, KWI filed its Annual Report on Form 10-K with the SEC for the fiscal year ended June 30, 1994. The report detailed the aforesaid restated revenues, earnings, and losses and, among other things, commented at length upon KWI's liquidity and capital resources. The report stated that KWI suffered a working capital deficit of $9,753,000 at June 30, 1994, compared to working capital of $1,089,000 at June 30, 1993. It further stated that KWI had used payment terms in excess of 90 days as an inducement to initiate, increase or accelerate sales. Use of extended payment terms increases credit risk. At June 30, 1994, accounts receivable included approximately $5,666,000 with payment terms greater than 90 days. (KWI) has $1,657,000 of accounts receivable at June 30, 1994 which are 90 days or more past their due date.

It went on to state that KWI's loss in the fourth quarter of 1994 caused it to violate the financial covenants under its IBM Credit Corporation line of credit dealing with earnings, net worth and working capital. As a result, its independent auditors issued a qualified opinion on KWI's financial statements, stating that the foregoing events raised "substantial doubt about (KWI's) ability to continue as a going concern."

     47. All of this negative truthful information contained in the September 2, 1994 Form 10-K flatly contradicted the many written and oral representations made from late 1993 through July 3, 1994 that previous negative cash flow was related to past events and were not an indicator of negative cash flow going forward; that the company expected to generate positive cash flow from operations for the fiscal year ending June 30, 1994 and beyond; and that existing cash balances, cash generated from operations, and the available loan agreement would be sufficient to meet cash and capital requirements through at least June 30, 1994 and beyond.

     48. The premature recognition of revenue from reseller product sales, which artificially and impermissibly inflated revenues and earnings and caused them to be later restated, violated GAAP, specifically the Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists." Among other things, the resellers were not unconditionally obligated to pay (as opposed to their obligations being contingent on resale of the products), and the amount of future returns of products could not be reasonably estimated and accrued. This rendered all financial statements issued throughout fiscal 1994 false, misleading and fraudulent.

     49. Defendants Brooks, Sadler and Scruggs, as directors and members of KWI's Audit Committee, knew, or should have known, that the accounting practices and results of KWI were falsely misrepresented in the Stock Purchase Agreement as well as the public representations, including but not limited to the September 30, 1993 Form 10-Q, the December 31, 1993 Form 10-Q, the Amended Form 10-K for fiscal year ended June 30, 1994 (dated February 10, 1994) and the March 11, 1994 Prospectus.

     50. Defendants' pre-July 3, 1994 representations, projections and forecasts of positive earnings per share and positive cash flow did not reflect surrounding past, present and reasonably foreseeable facts and circumstances at the time they were made and communicated, particularly in light of the risky sales strategies and practices and improper accounting practices previously described. The projections suggested reliability, but had no sound, reasonable, factual or historical basis, particularly in light of the sales strategy that was consciously employed to increase accounts receivable. Defendants formulated the projections in bad faith to entice purchases of KWI common stock at artificially inflated prices in the desperate hope that it would buy much-needed time for them to discover some way to truly turn the company around.

     51. Thus, contrary to Defendants' written and oral representations to Plaintiffs, their SEC filings, press releases, and statements to and by securities analysts which they endorsed and adopted, (1) negative cash flow was actually expected to continue and worsen, rather than abate; (2) negative cash flow was largely caused by an increase in trade accounts receivable, rather than the one-time restructuring charge booked in March, 1993 or from not having the benefit of European revenues, so that negative cash flow was not related only to past events that KWI had put behind it; (3) internal forecasts reflecting profitable operations through the balance of fiscal 1994 and all of fiscal 1995 did not reflect the sales strategy of facilitating sales with liberal extended payment terms and through resellers, a strategy that Defendants clearly knew or should have known falsely and fraudulently inflated reported revenues and earnings; (4) a substantial cash infusion resulting from purchases made pursuant to the Stock Purchase Agreement of common stock would not be "more than sufficient" to take care of KWI's cash needs, which would have to "be supplemented by additional cash from outside sources in order to fund currently anticipated cash and capital requirements"; and (5) KWI's quarterly financial statements were not prepared in accordance with GAAP and did not fairly present KWI's results of operations and financial position at the dates and for the periods indicated.

                 COUNT I - SECTION 12(2) OF THE SECURITIES ACT
                 ---------------------------------------------

     52. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 51 of this Complaint.

     53. Defendants violated Section 12(2) of the Securities Act, in that they offered and sold securities, using instruments of interstate commerce, by means of prospectuses and oral communications that contained untrue statements of material fact and omitted to state material facts necessary to make the statements not misleading, all as heretofore more fully described above in this Complaint.

     54. Plaintiffs were unaware of and relied upon Defendants' misrepresentations, and acted without knowledge of the omissions.

     55. Plaintiffs sustained substantial damages in excess of $5.8 million in connection with their purchase of KWI common stock, and are therefore entitled to rescind such purchases in the case of stock still held, or to recover from Defendants, and each of them, rescissory damages in the aggregate amount of in excess of $5.8 million, together with interest and other relief. With respect to stock still held as reflected on Plaintiff's Exhibit D, Plaintiffs hereby continually tender to Defendants the Sterling shares they received in the merger in exchange for the KWI stock which they purchased and did not sell, against repayment of the consideration paid by them for those shares.

            COUNT II - CONTROLLING PERSON LIABILITY - SECURITIES ACT
            --------------------------------------------------------

     56. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 55 of this Complaint.

     57. The individual defendants, by reason of their management positions and membership on the Board of Directors, were at all times controlling persons of KWI within the meaning of Section 15 of the Securities Act (15 U.S.C. (S) 770). The individual defendants had, and exercised the power and influence to cause, KWI to engage in the misconduct alleged herein.

     58. By reason of the aforesaid misconduct, the individual defendants are jointly and severally liable with KWI and one another under Section 12(2) of the Securities Act pursuant to Section 15 thereof. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages in connection with their purchase of KWI common stock, and are therefore entitled to recover from defendants, and each of them, rescissory damages in the aggregate amount of in excess of $5.8 million, together with interest and other relief. With respect to stock still held as reflected on Plaintiff's Exhibit D, Plaintiffs hereby continually tender to Defendants the Sterling shares they received in the merger in exchange for the KWI stock which they purchased and did not sell, against repayment of the consideration paid by them for those shares.

                     COUNT III - BREACH OF FIDUCIARY DUTY
                     ------------------------------------

      59. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 58 of this Complaint.

      60. The individual Defendants, as officers and directors of KWI, owed all Plaintiffs, through Jacobs, Grodahl, Turner, Cloutier, and Willhite, who were previous and/or existing shareholders of KWI, the fiduciary duties of utmost integrity, loyalty, good faith, fair and honest dealing, candor, disclosure and care. Plaintiffs at all times relied upon Defendants to discharge their fiduciary duties. By inducing Plaintiffs to purchase KWI common stock without full, fair and accurate disclosure of all material facts, and by misrepresenting material facts, Defendants violated the aforesaid fiduciary duties.

      61. As a direct and proximate result of the aforesaid breaches of fiduciary duties, Plaintiffs have been substantially damaged, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

                       COUNT IV - GEORGIA SECURITIES ACT
                       ---------------------------------

      62. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 61 of this Complaint.

      63. Defendants, and each of them directly and indirectly, in connection with the purchase and sale of KWI common stock, employed devices, schemes or artifices to defraud; made untrue statements of material fact or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and engaged in acts, practices or a course of business which operated as a fraud and deceit upon Plaintiffs as purchasers of KWI common stock, all in violation of (S)(S) 10-5-12(a)(2) and 10-5-14(a) of the Georgia Securities Act.

     64. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

                      COUNT V - MINNESOTA SECURITIES ACT
                      ----------------------------------

     65. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 64 of this Complaint.

     66. Defendants, and each of them directly and indirectly, in connection with the purchase and sale of KWI common stock, employed devices, schemes or artifices to defraud; made untrue statements of material fact or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and engaged in acts, practices or a course of business which operated as a fraud and deceit upon Plaintiffs as purchasers of KWI common stock, all in violation of Minn. Stat. (S)(S) 80A.01 and 80A.23, subd. 2.

     67. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

        COUNT VI - CONTROLLING PERSON LIABILITY - STATE SECURITIES LAWS
        ---------------------------------------------------------------

     68. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 67 of this Complaint.

     69. The individual Defendants, by reason of their management positions and membership on the board of directors, were at all times controlling persons of KWI within the meaning of (S) 10-5-14-(c) of the Georgia Securities Act and Minn. Stat. (S) 80A.23, subd.3. The individual Defendants had and exercised the power and influence to cause KWI to engage in the misconduct alleged herein.

     70. By reason of the aforesaid misconduct, the individual Defendants are jointly and severally liable with KWI and one another under (S) 10-5-12(a) of the Georgia Securities Act and Minn. Stat. (S)(S) 80A.01 and 80A.23. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages in connection with their purchases of KWI common stock, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

                   COUNT VII - MINNESOTA CONSUMER FRAUD ACT
                   ----------------------------------------

     71. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 70 of this Complaint.

     72. Defendants, directly and indirectly, in connection with the sale of KWI common stock to Plaintiffs, engaged in the act, use, or employment of fraud, false pretense, false promise, misrepresentation, misleading statement and deceptive practice with the intent that Plaintiffs rely thereon, all in violation of Minn. Stat. (S)(S) 325F.68 and 325F.69.

     73. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

                         COUNT VIII - COMMON LAW FRAUD
                         -----------------------------

     74. Plaintiffs reallege and incorporate herein all of the allegations set forth in paragraphs 1 through 73 of this Complaint.

     75. Defendants, intentionally, recklessly, or negligently and carelessly, misrepresented material facts pertaining to the sale of KWI common stock to Plaintiffs, and omitted to state material facts concerning the sale of stock when they were required to fully, thoroughly, and truthfully disclose all material facts.

     76. In purchasing the KWI common stock, Plaintiffs relied on the false representations made by Defendants and on the fidelity, integrity, and superior knowledge of Defendants. In addition, had omitted material facts been disclosed and the true facts fully revealed to Plaintiffs, they would not have purchased KWI common stock.

     77. As a direct and proximate result of the aforesaid misconduct, Plaintiffs sustained substantial damages, and are therefore entitled to recover from Defendants, and each of them, reasonable damages substantially in excess of $50,000, together with interest and other relief.

                               PRAYER FOR RELIEF
                               -----------------

     WHEREFORE, Plaintiffs pray judgment against Defendants, and each of them, as follows:

     (a) All reasonable compensatory damages suffered as a result of the wrongs complained of herein, in the aggregate amount of substantially in excess of $50,000;

     (b) Rescission of the purchases of KWI or Sterling common stock still held;

     (c) Interest, reasonable attorneys' fees, costs, disbursements, investigation expenses, and other expenses of suit; and

     (d) Such other and further relief as the Court determines is just, proper, and equitable.

Dated: January 20, 1995                  Respectfully submitted,


                                         MAUN & SIMON, PLC

                                         /s/ Geoffrey P. Jarpe
                                         ------------------------------------
                                         Geoffrey P. Jarpe (#49761)
                                         John R. Landis (#234217)
                                         Jarett B. Decker (#214309)
                                         Martha J. Keon (Admission Pending)
                                         2300 World Trade Center
                                         30 East Seventh Street
                                         Saint Paul, Minnesota 55101-4904
                                         (612) 229-2900
                                         Attorneys for Plaintiffs


                                ACKNOWLEDGMENT
                                --------------

     The undersigned hereby acknowledges that costs, disbursements, and reasonable attorney and witness fees may be awarded pursuant to Minnesota Statutes (S) 549.21, subdivision 2, to the party against whom the allegations in this pleading are asserted.




                                         /s/ Geoffrey P. Jarpe
                                         ----------------------
                                         Geoffrey P. Jarpe